SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 3, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Representatives of the UN, NGOs and private sector discuss new approaches to achieving the Millennium Development Goals at the Novartis Foundation symposium

•                  Experts from North and South continue the New York Millennium Summit dialogue at the annual symposium held by the Novartis Foundation for Sustainable Development in Basel

•                  The symposium will assess the progress made to date in achieving the Millennium Development Goals and recommend specific solutions for achieving such targets as halving poverty and reducing maternal and child mortality by 2015

•                  The annual symposium of the Novartis Foundation provides an important platform for open dialogue on issues relating to development policy

Basel, December 3, 2010 — Today experts are discussing “10 years of Millennium Development Goals — Progress to date and the road ahead” at this year’s symposium of the Novartis Foundation for Sustainable Development in Basel. International representatives of the UN, non-governmental organizations (NGOs) and private sector are taking stock of progress and presenting ways to achieve the eight Millennium Development Goals (MDGs) by 2015. The symposium continues the dialogue started at the Millennium Summit in New York in September 2010, where the UN reviewed progress and looked ahead to the five years left for realizing the MDGs.

Special Advisor to the UN for the MDGs Jeffrey Sachs will report in Basel on the current status of implementation. While encouraging progress has been made — for instance, the proportion of the world population living in poverty has fallen, more children now attend school than before, and many people have access to clean drinking water — there is still much to be done: the reduction in the mortality rates for mothers and children is insufficient to achieve the targets set by 2015.

The aim of the Novartis Foundation symposium is not just to take stock, but also to come up with specific proposals for the remaining five years. For instance, using an actual project in Tanzania as an example, Flora Kessy and Salim Abdulla are showing interventions that can be used to improve access to healthcare, particularly for mothers and children.

Responsibility for achieving the MDGs lies primarily with governments, emphasizes Eveline Herfkens, founder of the UN millennium campaign. The main focuses of the MDGs — and hence the key tasks of national authorities — are education, health and a fair economic system, she notes.

Alongside governments, international organizations and NGOs, the private sector must also play its part. “The healthcare industry is part of the solution to the global challenges we face,” says Joseph Jimenez, CEO of Novartis, in his opening address. “The Novartis access-to-medicine programs reached almost 80 million patients around the world in 2009. This is an important contribution to achieving the health-related development goals.”

The speakers agree that all actors must work in concert to achieve the goals. Amir Dossal, Founder of the Global Partnerships Forum, will illustrate the strategies the United Nations pursues to promote new models of partnership between the UN, NGOs, private donors and business. Klaus M. Leisinger, President and Managing Director of the Novartis Foundation for Sustainable Development, will describe what is needed if such multi-stakeholder partnerships are to function effectively.

Hans Rosling, Professor at the Karolinska Institutet in Sweden, is providing a historical perspective on the MDGs and will illustrate the statistical errors that may occur when setting such specific targets.

Finally, Gesine Schwan of the German Social Democratic Party, a well-known German political expert and President of the HUMBOLDT-VIADRINA School of Governance, is introducing a new aspect. The former candidate to the German presidency will explore the question of whether society in industrialized countries — and not merely in developing countries — should agree on a specific goals aimed at social and economic development.

You can follow the symposium live today as a webcast from 09:00:

www.novartisfoundation.org/webcast

From 11:30 you will be able to download the biographies and photos of speakers, as well as their speeches:

www.novartisfoundation.org/symposium

About the Millennium Development Goals

In 2000, the governments of all UN member states agreed on eight Millennium Development Goals (MDGs) to be jointly achieved by 2015. The goals cover specific, quantifiable targets in the areas of poverty, education, gender equality, health and environmental protection. Two-thirds of the time to the deadline has already lapsed. Progress has been mixed and varies widely by region.

For more information on the MDGs, visit: www.un.org/millenniumgoals

About the Novartis Foundation for Sustainable Development

The Novartis Foundation for Sustainable Development is a nonprofit organization whose activities form part of the Corporate Responsibility portfolio of Novartis AG, which finances the foundation’s operations. For 30 years, the foundation’s mission has been to support healthcare programs in developing countries, providing help for self-help. Its core competencies also include in-depth analysis, consulting and publications in the fields of corporate responsibility and development policy. By harnessing synergies between project work, think tank activities and the facilitation of dialogue, it elaborates innovative strategies for common development problems. In 2009, the Novartis Foundation for Sustainable Development invested approximately CHF 10 million, largely in Africa and Asia.

For more information on the foundation and specific projects, visit:

www.novartisfoundation.org

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 3, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting